Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

DONALD R. REYNOLDS

dreynolds@wyrick.com

January 23, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Salix Pharmaceuticals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 8-K dated November 7, 2012
Filed November 7, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 8, 2012
File No. 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the verbal comments we received on January 10, 2013 from Vanessa Roberts, a member of the Staff of the Securities and Exchange Commission, with respect to the above-captioned filings. The comments are repeated below in italics for ease of reference.

Verbal comments from Vanessa Robertson

“Please refer to your response to prior comment #3. Please expand your disclosure to clarify why the tax effects on adjustments between GAAP net income and non-GAAP net income resulted in an income tax benefit. Also please clarify in your disclosure why there was no tax effect on adjustments between GAAP net income and non-GAAP net income for the three and nine months ended September 30, 2011.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 23, 2013

Response:

In previous press releases, the non-GAAP income tax amount disclosed by Salix was the estimated cash taxes the Company expected to pay during the period. This can be found in the most recent press release for the September 30, 2012 results, in the third paragraph where the Company describes net income on a non-GAAP basis. Within this paragraph, the Company described the adjustments for non-GAAP income taxes as “the difference between income taxes paid and income taxes expensed” to determine cash taxes. The primary differences included excess tax benefits from stock based compensation and the effect of book/tax timing differences used to determine the estimated 2012 cash tax rate.

The Company intends to change its non-GAAP income tax disclosure going forward by preparing a non-GAAP income tax provision to determine an appropriate non-GAAP effective tax rate. The Company would then apply the non-GAAP effective tax rate to the adjusted non-GAAP net income to determine the appropriate non-GAAP income tax. This approach should provide a consistent methodology in determining the GAAP and non-GAAP income tax. The Company proposes to include substantially the following disclosure in future filings, as proposed in our initial response to comment #3:

The calculation of the tax effect on the adjustments between GAAP net income and non-GAAP net income is based on our estimated annual non-GAAP tax rate. The estimated annual non-GAAP tax rate is based upon our estimated annual GAAP tax rate, adjusted to account for items excluded from GAAP income in calculating non-GAAP income.

Finally, please note that for the three and nine months ended September 30, 2011, there was no tax effect on adjustments between GAAP and non-GAAP net income due to our estimate that any additional non-GAAP income tax generated by the non-GAAP adjustments was off-set by excess tax benefits from deductions resulting from stock option exercises during the relevant periods.

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Division of Corporation Finance

U.S. Securities and Exchange Commission

January 23, 2013

On behalf of Salix, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff. In addition, we have attached a written “Tandy representations” statement from Salix.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds Donald R. Reynolds

cc:	Adam C. Derbyshire

January 23, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Salix Pharmaceuticals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 8-K dated November 7, 2012
Filed November 7, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 8, 2012
File No. 000-23265

Ladies and Gentlemen:

In connection with responding to verbal comments received by our counsel, Wyrick Robbins Yates & Ponton LLP, on January 10, 2013 from Vanessa Robertson, a member of the Staff of the Securities and Exchange Commission, with respect of the above-captioned filings, Salix Pharmaceuticals, Ltd. hereby acknowledges that:

•	Salix Pharmaceuticals, Ltd. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix Pharmaceuticals, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix Pharmaceuticals, Ltd.

By: /s/ Adam C. Derbyshire Chief Financial Officer